STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2016	December 31, 2015
Assets			
Current assets			
Cash		$ 1,281	$ 7,498
Accounts receivable	3	107,840	132,156
Deferred financial assets	15	45,276	71,438
Other current assets		6,441	9,953
		160,838	221,045
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	985,065	1,166,587
Other capital assets, net	4	17,083	19,686
Property, plant and equipment		1,002,148	1,186,273
Goodwill		644,852	657,831
Deferred income tax asset	13	237,076	516,085
Total Assets		$ 2,044,914	$ 2,581,234
Liabilities			
Current liabilities			
Accounts payable	6	$ 197,372	$ 239,950
Dividends payable		2,071	6,196
Deferred financial liabilities	15	5,648	4,100
		205,091	250,246
Deferred financial liabilities	15	1,818	3,193
Long-term debt	7	994,118	1,223,682
Asset retirement obligation	8	197,202	206,359
		1,193,138	1,433,234
Total Liabilities		1,398,229	1,683,480
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2016 – 207.1 million shares			
December 31, 2015 – 206.5 million shares	14	3,142,931	3,133,524
Paid-in capital		50,198	56,176
Accumulated deficit		(2,882,748)	(2,694,618)
Accumulated other comprehensive income/(loss)		336,304	402,672
		646,685	897,754
Total Liabilities & Equity		$ 2,044,914	$ 2,581,234
Contingencies	16		
Subsequent events	18		

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note	2016	2015
Revenues			
Oil and natural gas sales, net of royalties	9	$ 142,661	$ 204,960
Commodity derivative instruments gain/(loss)	15	13,464	50,398
		156,125	255,358
Expenses			
Operating		72,590	87,727
Transportation		25,718	26,483
Production taxes		7,436	10,813
General and administrative	10	22,453	32,080
Depletion, depreciation and accretion		91,161	132,350
Asset impairment	5	46,177	267,611
Interest	11	14,716	17,033
Foreign exchange (gain)/loss	12	(54,408)	104,202
Gain on divestment of assets	4	(145,100)	–
Gain on prepayment of senior notes	7	(7,118)	–
Other expense/(income)		(160)	8,612
		73,465	686,911
Income/(Loss) before taxes		82,660	(431,553)
Current income tax expense/(recovery)	13	(159)	63
Deferred income tax expense/(recovery)	13	256,485	(138,410)
Net Income/(Loss)		$ (173,666)	$ (293,206)
Other Comprehensive Income/(Loss)			
Change in cumulative translation adjustment		(66,368)	176,759
Other Comprehensive Income/(Loss)		(66,368)	176,759
Total Comprehensive Income/(Loss)		$ (240,034)	$ (116,447)
Net Income/(Loss) per Share			
Basic	14	$ (0.84)	$ (1.42)
Diluted	14	$ (0.84)	$ (1.42)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited		2016		2015
Share Capital				
Balance, beginning of year	$	3,133,524	$	3,120,002
Stock Option Plan – cash		–		2,571
Share-based compensation – settled		9,407		3,095
Stock Option Plan – exercised		–		227
Balance, end of period	$	3,142,931	$	3,125,895
Paid-in Capital				
Balance, beginning of year	$	56,176	$	46,906
Share-based compensation – settled		(9,407)		(3,095)
Stock Option Plan – exercised		–		(227)
Share-based compensation – non-cash		3,429		4,970
Balance, end of period	$	50,198	$	48,554
Accumulated Deficit				
Balance, beginning of year	$	(2,694,618)	$	(1,039,260)
Net income/(loss)		(173,666)		(293,206)
Dividends		(14,464)		(47,359)
Balance, end of period	$	(2,882,748)	$	(1,379,825)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	402,672	$	95,478
Change in cumulative translation adjustment		(66,368)		176,759
Balance, end of period	$	336,304	$	272,237
Total Shareholders' Equity	$	646,685	$	2,066,861

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	Note	2016	2015
Operating Activities			
Net income/(loss)		$ (173,666)	$ (293,206)
Non-cash items add/(deduct):			
Depletion, depreciation and accretion		91,161	132,350
Asset impairment	5	46,177	267,611
Changes in fair value of derivative instruments	15	26,335	87,499
Deferred income tax expense/(recovery)	13	256,485	(138,410)
Foreign exchange (gain)/loss on debt and working capital	12	(56,158)	88,014
Share-based compensation	14	3,429	4,970
Amortization of debt issue costs		182	240
Gain on divestment of assets		(145,100)	–
Gain on prepayment of senior notes		(7,118)	–
Derivative settlement of foreign exchange swaps		–	(39,904)
Asset retirement obligation expenditures	8	(2,454)	(3,890)
Changes in non-cash operating working capital	17	30,474	25,822
Cash flow from operating activities		69,747	131,096
Financing Activities			
Proceeds from the issuance of shares	14	–	2,571
Cash dividends	14	(14,464)	(47,359)
Increase/(decrease) in bank credit facility		70,849	45,820
Proceeds/(repayment) of senior notes	7	(226,029)	–
Derivative settlement of foreign exchange swaps		–	39,904
Changes in non-cash financing working capital		(4,125)	(8,207)
Cash flow from/(used in) financing activities		(173,769)	32,729
Investing Activities			
Capital expenditures and office expenditures		(43,292)	(167,888)
Property and land acquisitions		(3,554)	236
Property divestments		187,768	3,712
Changes in non-cash investing working capital		(42,125)	931
Cash flow from/(used in) investing activities		98,797	(163,009)
Effect of exchange rate changes on cash		(992)	(249)
Change in cash		(6,217)	567
Cash, beginning of period		7,498	2,036
Cash, end of period		$ 1,281	$ 2,603

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 5, 2016.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2016, and the 2015 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2015. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2015.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2016	December 31, 2015
Accrued receivables	$ 72,321	$ 91,378
Accounts receivable – trade	19,937	22,615
Current income tax receivable	18,786	21,410
Allowance for doubtful accounts	(3,204)	(3,247)
Total accounts receivable	$ 107,840	$ 132,156

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at March 31, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,168,213	$ 12,183,148	$ 985,065
Other capital assets	104,020	86,937	17,083
Total PP&E	$ 13,272,233	$ 12,270,085	$ 1,002,148

As at December 31, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,541,670	$ 12,375,083	$ 1,166,587
Other capital assets	105,124	85,438	19,686
Total PP&E	$ 13,646,794	$ 12,460,521	$ 1,186,273

During the three months ended March 31, 2016, Enerplus disposed of certain Canadian properties for proceeds of $181.8 million, which resulted in a gain on disposition of $145.1 million (2015 – nil).

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost center's capitalized costs and proved reserves, then a gain or loss must be recognized.

5) ASSET IMPAIRMENT

	Three months ended March 31,	
($ thousands)	2016	2015
Oil and natural gas properties:		
Canada cost centre	$ –	$ –
U.S. cost centre	46,177	267,611
Impairment expense	$ 46,177	$ 267,611

For the three months ended March 31, 2016 non-cash impairment of $46.2 million was recorded in the United States cost centre due to lower 12-month average trailing crude oil prices (2015 – $267.6 million). No impairments were recorded to the Canada cost centre for the periods ended March 31, 2016 and 2015.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from March 31, 2015 through March 31, 2016:

Period	WTI Crude Oil US$/bbl	Exchange Rate US/CDN	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q1 2016	$ 46.26	1.32	$ 56.97	$ 2.41	$ 2.47
Q4 2015	50.28	1.27	59.38	2.58	2.69
Q3 2015	59.21	1.22	66.51	3.08	3.00
Q2 2015	71.75	1.16	75.83	3.42	3.33
Q1 2015	82.73	1.14	84.61	3.88	3.86

6) ACCOUNTS PAYABLE

($ thousands)	March 31, 2016	December 31, 2015
Accrued payables	$ 119,653	$ 167,253
Accounts payable – trade	77,719	72,697
Total accounts payable	$ 197,372	$ 239,950

7) DEBT

($ thousands)	March 31, 2016	December 31, 2015
Current	$ –	$ –
	–	–
Long-term:		
Bank credit facility	$ 149,599	$ 86,543
Senior notes	844,519	1,137,139
	994,118	1,223,682
Total debt	$ 994,118	$ 1,223,682

For the period ended March 31, 2016 Enerplus repurchased US$172 million in outstanding senior notes at a discount, resulting in a gain of $7.1 million, for a total payment of $226.0 million. Subsequent to March 31, 2016, an additional US$95 million in senior notes were repurchased at a discount and it is expected that an additional gain of $12 million will be recorded.

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $197.2 million at March 31, 2016 compared to $206.4 million at December 31, 2015, based on a total undiscounted liability of $506.0 million and $556.4 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.92% (December 31, 2015 – 5.91%).

($ thousands)	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of year	$ 206,359	$ 288,692
Change in estimate	169	(35,386)
Property acquisition and development activity	153	761
Divestments	(9,974)	(48,748)
Settlements	(2,454)	(14,935)
Accretion expense	2,949	15,975
Balance, end of period	$ 197,202	$ 206,359

9) OIL AND NATURAL GAS SALES

	Three months ended March 31,	
($ thousands)	2016	2015
Oil and natural gas sales	$ 170,423	$ 244,077
Royalties[1]	(27,762)	(39,117)
Oil and natural gas sales, net of royalties	$ 142,661	$ 204,960

(1) Royalties above do not include production taxes which are re ported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,	
($ thousands)	2016	2015
General and administrative expense	$ 18,426	$ 21,435
Share-based compensation expense	4,027	10,645
General and administrative expense	$ 22,453	$ 32,080

11) INTEREST EXPENSE

	Three months ended March 31,	
($ thousands)	2016	2015
Realized:		
Interest on bank debt and senior notes	$ 14,534	$ 16,793
Unrealized:		
Amortization of debt issue costs	182	240
Interest expense	$ 14,716	$ 17,033

12) FOREIGN EXCHANGE

	Three months ended March 31,	
($ thousands)	2016	2015
Realized:		
Foreign exchange (gain)/loss	$ 1,750	$ (35,574)
Unrealized:		
Translation of U.S. dollar debt and working capital (gain)/loss	(56,158)	88,014
Foreign exchange derivatives (gain)/loss	–	51,762
Foreign exchange (gain)/loss	$ (54,408)	$ 104,202

13) INCOME TAXES

Enerplus' provision for income tax is a follows:

	Three months ended March 31,	
($ thousands)	2016	2015
Current tax expense/(recovery)		
Canada	$ (303)	$ –
United States	144	63
Current tax expense/(recovery)	(159)	63
Deferred Tax expense/(recovery)		
Canada	$ 12,846	$ (9,263)
United States	243,639	(129,147)
Deferred tax expense/(recovery)	256,485	(138,410)
Income tax expense/(recovery)	$ 256,326	$ (138,347)

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously recognized or unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Enerplus recorded an additional valuation allowance of $258.5 million in the quarter. For the year ended December 31, 2015, a total valuation allowance of $443.7 million was recognized, with most of it being recorded in the fourth quarter.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Three months ended March 31,		Year ended December 31,	
	2016		**2015**	
Authorized unlimited number of common shares Issued:				
(thousands)	**Shares**	**Amount**	**Shares**	**Amount**
Balance, beginning of year	206,539	$ 3,133,524	205,732	$ 3,120,002
Issued for cash:				
Stock Option Plan	–	–	234	3,205
Non-cash:				
Share-based compensation – settled	594	9,407	573	10,050
Stock Option Plan – exercised	–	–	–	267
Balance, end of period	207,133	$ 3,142,931	206,539	$ 3,133,524

Dividends declared to shareholders for the three months ended March 31, 2016 were $14.5 million (2015 – $47.4 million).

b) Share-based compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended March 31,	
($ thousands)	**2016**	**2015**
Cash:		
Long-term incentive plans expense	$ 733	$ 7,274
Non-Cash:		
Long-term incentive plans expense	3,429	4,970
Equity swap (gain)/loss	(135)	(1,599)
Share-based compensation expense	$ 4,027	$ 10,645

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with the grant in March of 2014. The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively.

The following table summarizes the PSU, RSU and Director Share Unit ("DSU") activity for the three months ended March 31, 2016:

For the three months ended March 31, 2016	Cash-settled LTI plans		Equity-settled LTI Plans		
(thousands of units)	**RSU**	**DSU**	**PSU**	**RSU**	**Total**
Balance, beginning of year	92	166	1,222	1,627	3,107
Granted	–	134	1,406	1,971	3,511
Vested	(89)	–	–	(594)	(683)
Forfeited	(3)	–	(86)	(79)	(168)
Balance, end of period	–	300	2,542	2,925	5,767

Cash-settled LTI Plans

For three months ended March 31, 2016 the Company recorded cash share-based compensation expense of $0.7 million (2015 – $7.3 million). For the three months ended March 31, 2016, the Company made cash payments of $2.7 million related to its cash-settled plans (2015 – $5.6 million).

Enerplus continues to grant DSUs through cash-settled awards. As of March 31, 2016, a liability of $1.8 million (2015 – $3.1 million) has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three months ended March 31, 2016 the Company recorded non-cash share-based compensation expense of $3.4 million (2015 – $5.0 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2016 ($ thousands, except for years)	**PSU**[1]		**RSU**		**Total**
Cumulative recognized share-based compensation expense	$	5,378	$	9,852	$	15,230
Unrecognized share-based compensation expense		8,851		12,200		21,051
Fair value	$	14,229	$	22,052	$	36,281
Weighted-average remaining contractual term (years)		2.3		1.6		

(1)   Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options for the three months ended March 31, 2016. At March 31, 2016 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended March 31, 2016:

Period ended March 31, 2016	**Number of Options** (thousands)		**Weighted Average Exercise Price**
Options outstanding, beginning of year	7,580	$	18.49
Forfeited	(632)		19.00
Options outstanding, end of period	6,948	$	18.45
Options exercisable, end of period	6,948	$	18.45

At March 31, 2016, 6,948,000 options were exercisable at a weighted average reduced exercise price of $18.45 with a weighted average remaining contractual term of 3.3 years, giving an aggregate intrinsic value of nil (2015 – nil). The intrinsic value of options exercised for the period ended March 31, 2016 was nil (2015 – $0.1 million).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,	
(thousands, except per share amounts)	**2016**	**2015**
Net income/(loss)	$ (173,666)	$ (293,206)
Weighted average shares outstanding – Basic	206,716	205,845
Dilutive impact of share-based compensation[1]	–	–
Weighted average shares outstanding – Diluted	206,716	205,845
Net income/(loss) per share		
Basic	$ (0.84)	$ (1.42)
Diluted[1]	$ (0.84)	$ (1.42)

(1)   For the three months ended March 31, 2016 and 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2016, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2016 senior notes included in long-term debt had a carrying value of $844.5 million and a fair value of $911.4 million (December 31, 2015 – $1,137.2 million and $1,220.8 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2016 and 2015:

Gain/(Loss) ($ thousands)	March 31, 2016	March 31, 2015	Income Statement Presentation
Foreign Exchange Derivatives	$ –	$ (51,762)	Foreign exchange
Electricity Swaps	(308)	(927)	Operating expense
Equity Swaps	135	1,599	General and administrative expense
Commodity Derivative Instruments:			
Oil	(31,276)	(35,959)	Commodity derivative
Gas	5,114	(450)	instruments
Total Unrealized Gain/(Loss)	$ (26,335)	$ (87,499)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended March 31,	
($ thousands)	2016	2015
Change in fair value gain/(loss)	$ (26,162)	$ (36,409)
Net realized cash gain/(loss)	39,626	86,807
Commodity derivative instruments gain/(loss)	$ 13,464	$ 50,398

The following table summarizes the fair values at the respective period ends:

	March 31, 2016			December 31, 2015		
	Assets	Liabilities		Assets	Liabilities	
($ thousands)	Current	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$ –	$ 2,084	$ –	$ –	$ 1,776	$ –
Equity Swaps	–	3,564	1,818	–	2,324	3,193
Commodity Derivative Instruments:						
Oil	36,121	–	–	67,397	–	–
Gas	9,155	–	–	4,041	–	–
Total	$ 45,276	$ 5,648	$ 1,818	$ 71,438	$ 4,100	$ 3,193

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates and equity prices, credit risk and liquidity risk.

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at May 2, 2016:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
April 1, 2016 – April 30, 2016		
WTI Swap	3,000	64.28
WTI Purchased Put	11,000	55.82
WTI Sold Call	11,000	68.64
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
May 1, 2016 – May 31, 2016		
WTI Swap	3,000	64.28
WTI Purchased Put	10,000	58.30
WTI Sold Call	10,000	72.36
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jun 1, 2016 – Jun 30, 2016		
WTI Swap	3,000	64.28
WTI Purchased Put	8,000	64.38
WTI Sold Call	8,000	79.38
WTI Sold Put	8,000	50.13
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jul 1, 2016 – Dec 31, 2016		
WTI Purchased Put	8,000	63.98
WTI Sold Call	8,000	79.63
WTI Sold Put	8,000	49.78
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jan 1, 2017 – Dec 31, 2017		
WTI Purchased Put	6,000	48.18
WTI Sold Call	6,000	60.00
WTI Sold Put	6,000	35.67

(1) Transactions with a common term have been aggregated and presented at weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Apr 1, 2016 – Oct 31, 2016		
NYMEX Swap	50.0	2.53
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75
Nov 1, 2016 – Dec 31, 2016		
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75
Jan 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	35.0	2.67
NYMEX Sold Put	35.0	2.00
NYMEX Sold Call	35.0	3.32

(1) Transactions with a common term have been aggregated and presented as the weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Apr 1, 2016 – Dec 31, 2016		
AESO Power Swap[1]	15.0	46.60
Jan 1, 2017 – Dec 31, 2017		
AESO Power Swap[1]	6.0	44.38

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Apr 1, 2016 – Oct 31, 2016	21.4	(0.68)
AECO-NYMEX Basis		
Nov 1, 2016 – Oct 31, 2017	80.0	(0.65)
AECO-NYMEX Basis		
Nov 1, 2017 – Oct 31, 2018	80.0	(0.65)
AECO-NYMEX Basis		
Nov 1, 2018 – Oct 31, 2019	80.0	(0.64)
AECO-NYMEX Basis		

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2016 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

At March 31, 2016, approximately 85% of Enerplus' debt was based on fixed interest rates and 15% was based on floating interest rates. To mitigate exposure to fluctuation in floating market interest rates, Enerplus may enter into interest rate derivatives. At March 31, 2016 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2016 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at a weighted average price of $16.89 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2016 approximately 62% of Enerplus' marketing receivables were with companies considered investment grade (December 31, 2015 – 61%).

At March 31, 2016 approximately $2.6 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due (December 31, 2015 – $2.6 million and 2%). The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at March 31, 2016 was $3.2 million (December 31, 2015 – $3.2 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2016, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended, March 31, 2016		Three months ended, March 31, 2015	
Accounts receivable	$	61,077	$	47,966
Other current assets		3,331		(4,798)
Accounts payable		(33,934)		(17,346)
	$	30,474	$	25,822

b) Other

($ thousands)	Three months ended, March 31, 2016		Three months ended, March 31, 2015	
Income taxes paid/(received)	$	(1,924)	$	(19,344)
Interest paid	$	9,806	$	6,482

18) SUBSEQUENT EVENTS

Subsequent to March 31, 2016, Enerplus entered into an agreement to sell non-core assets in Northwest Alberta for proceeds of approximately $95.5 million, before closing adjustments. A gain of approximately $70 million is expected to be recognized on this transaction.

Subsequent to March 31, 2016, Enerplus repurchased US$95 million in senior notes at a discount, and it is expected that an additional gain on repurchase will be recorded.